SurfUp, Inc.

Profit and Loss

May 2021 - April 2022

	TOTAL			
	MAY 2021 - APR 2022	MAY 2020 - APR 2021 (PY)	CHANGE	% CHANGE
Income	$5,470.67	$724.17	$4,746.50	655.44 %
Cost of Goods Sold	$1,523.50	$99.93	$1,423.57	1,424.57 %
GROSS PROFIT	$3,947.17	$624.24	$3,322.93	532.32 %
Expenses				
2100 Staffing and Contractors	16,630.23	17,952.42	-1,322.19	-7.36 %
2200 Supplies & Materials	-1,544.13	3,906.63	-5,450.76	-139.53 %
2300 Purchased Services	8,688.34	5,041.62	3,646.72	72.33 %
2400 Utilities	100.00	489.17	-389.17	-79.56 %
2500 Repair & Maintenance	458.70		458.70	
2600 Business Insurance	1,911.72	1,483.36	428.36	28.88 %
2700 Other Business Expenses	3,966.23	1,169.78	2,796.45	239.06 %
3200 Financing Charges	3,897.04	12.00	3,885.04	32,375.33 %
Total Expenses	$34,108.13	$30,054.98	$4,053.15	13.49 %
NET OPERATING INCOME	$ -30,160.96	$ -29,430.74	$ -730.22	-2.48 %
Other Expenses				
8000 Depreciation	992.64		992.64	
Total Other Expenses	$992.64	$0.00	$992.64	0.00%
NET OTHER INCOME	$ -992.64	$0.00	$ -992.64	0.00%
NET INCOME	$ -31,153.60	$ -29,430.74	$ -1,722.86	-5.85 %